UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Translation of registrant’s name into English)

1 Paya Lebar Link

#04-01 Paya Lebar Quarters 1

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Filed herewith as Exhibits 99.1 and 99.2 are Registrant’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025 and Management’s Discussion and Analysis of Results of Operations, respectively.

EXHIBIT LIST

Exhibit No.	Description

99.1	THE GROWHUB LIMITED’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025
99.2	Management’s Discussion and Analysis of Results of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026	THE GROWHUB LIMITED

	By:	/s/ Chan Choon Yew Lester
Chan Choon Yew Lester
Chief Executive Officer
(Principal Executive Officer)